CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,250,000	$49.13

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $399,884.34 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $49.13 offset against the registration fee due for this offering and of which $399,835.21 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 945 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 96-II dated January 15, 2008	Registration Statement No. 333-130051 Dated January 24, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,250,000 Range Accrual Notes linked to the Spread Between the 30-Year and 10-Year U.S. Dollar Constant Maturity Swap Rates due February 8, 2023

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 8, 2023, subject to postponement as described below.
  The notes are designed for investors who seek fixed rate interest payments for an initial period of two years and then floating rate interest payments linked to the 30-Year U.S. Dollar Constant Maturity Swap (“CMS”) Rate minus the 10-Year U.S. Dollar Constant Maturity Swap Rate, which we refer to as the CMS Spread, while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  At our option, we may redeem the notes, in whole or in part, on any of the Redemption Dates specified below.
  The notes priced on January 24, 2008 and are expected to settle on or about February 8, 2008.

Key Terms

Maturity Date:	If the notes have not been redeemed, February 8, 2023, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Payment upon Redemption:

At our option, we may redeem the notes, in whole or in part, on the 8th calendar day of February, May, August and November of each year (each such date, a “Redemption Date”), commencing February 8, 2010. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date. We will provide notice of redemption at least 5 calendar days prior to the applicable Redemption Date.

Interest:

With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$1,000 x Interest Rate x (Actual Days / 365), where

“Actual Days” is the actual number of calendar days in the Interest Period.

Interest Rate:

(1) With respect to each Initial Interest Period, the Initial Interest Rate, and (2) with respect to each Interest Period following the Initial Interest Periods, a rate per annum equal to the product of (i) the Interest Factor of 7.50% per annum and (ii) the Variable Days divided by the Actual Days. The Interest Rate for each Interest Period subsequent to the Initial Interest Periods will be calculated as follows:

	Interest Factor x	Variable Days Actual Days	, where
“Variable Days” is the number of calendar days during the relevant Interest Period on which the Accrual Provision is satisfied.
Initial Interest Rate:	With respect to the Initial Interest Periods, a rate equal to 7.50% per annum.
Initial Interest Periods:	The Interest Periods from and including the issue date for the notes to but excluding February 8, 2010.
Interest Factor:	7.50% per annum.
Interest Period:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:

Interest on the notes will be payable quarterly in arrears on the 8th calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing May 8, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Quarterly Interest Payments” in this pricing supplement for more information.

Accrual Provision:	The Accrual Provision will be deemed satisfied on each calendar day during an Interest Period on which the CMS Provision is satisfied.
CMS Provision:

The CMS Provision will be deemed satisfied on each calendar day during an Interest Period (other than the Initial Interest Periods) on which (i) the 30-Year U.S. Dollar CMS Rate (“30-Year CMS Rate”) minus (ii) the 10-Year U.S. Dollar CMS Rate (“10-Year CMS Rate” and together with the 30-Year CMS Rate, the “CMS Rates”), which we refer to as the “CMS Spread,” is greater than or equal to 0.00% (which we refer to as the “CMS Strike”), as determined on the applicable CMS Determination Date.

Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement no. 96-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$1.50	$998.50

Total	$1,250,000	$1,875	$1,248,125

(1)	The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing hedges as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $1.50 per $1,000. JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to hedges. See “Underwriting” beginning on page PS-31 of the accompanying product supplement no. 96-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 24, 2008

Additional Term Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 96-II dated January 15, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 24, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 96-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 96-II dated January 15, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208000289/e29898_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

CMS Spread:	The 30-Year CMS Rate minus the 10-Year CMS Rate
CMS Strike:	0.00%.
CMS Rate:

For each CMS Determination Date to which the CMS Provision relates, each of the 30-Year CMS Rate and the 10-Year CMS Rate refers to the rate for U.S. Dollar swaps with a maturity of 30 years and 10 years, respectively, that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on such CMS Determination Date, as determined by the calculation agent. If on such CMS Determination Date the applicable CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the applicable CMS Rate in accordance with the procedures set forth in the accompanying product supplement no. 96-II under “Description of Notes — Interest — The Underlying Rates — CMS Rate.”

CMS Determination Date:

For each calendar day in an Interest Period to which the applicable CMS Provision applies, two U.S. Government Securities Business Days prior to such calendar day. However, if such day is not a U.S. Government Securities Business Day, the applicable CMS Determination Date will be the immediately preceding U.S. Government Securities Business Day. Notwithstanding the foregoing, for each calendar day in the Exclusion Period, the CMS Determination Date will be the second U.S. Government Securities Business Day immediately preceding the first day of the Exclusion Period.

Exclusion Period:	The period commencing on the sixth business day prior to each Interest Payment Date and ending on the business day prior to such Interest Payment Date.
U.S. Government Securities Business Day:

Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CUSIP:	48123MQU9

U.S. Dollar Constant Maturity Swap Rates

The U.S. Dollar CMS Rate is a measurement of the fixed-rate leg of a hypothetical fixed rate-for-floating rate swap transaction, which we refer to as a constant maturity swap. In this hypothetical swap transaction, the fixed-rate payment stream is reset each period relative to a regularly available fixed maturity market rate (such as the 30-Year or 10-Year U.S. dollar swap rate, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months) and is exchangeable for a floating 3-month LIBOR-based payment stream, payable quarterly on the basis of the actual number of days elapsed in a 360-day year. LIBOR is the London interbank offered interest rate, and is a common rate of interest used in the swaps industry. The constant maturity side of the swap, which we refer to as the CMS Rate, represents the yield on an instrument with a longer life than the length of the fixed-rate reset period. The value of the constant maturity swap is determined based on the comparison of the expected future LIBOR rates versus the fixed constant maturity swap rate, so the parties to a constant maturity swap have exposure to changes in a longer-term market rate.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of whether the Accrual Provision is satisfied for any day of any Interest Period. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS — The notes offer quarterly interest payments at the applicable Interest Rate. Interest for the Initial Interest Periods will accrue at a rate equal to 7.50% per annum. Thereafter, interest for each Interest Period, if any, will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days divided by the Actual Days. Interest, if any, will be payable quarterly in arrears on the 8th calendar day of February, May, August and November of each year (each such

JPMorgan Structured Investments — Range Accrual Notes Linked to the Spread Between the 30-Year and 10-Year U.S. Dollar Constant Maturity Swap Rates	PS-1
  date, an “Interest Payment Date”) commencing on May 8, 2008 to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.
  POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole or in part, on the 8th calendar day of February, May, August and November of each year (each such date, a “Redemption Date”), commencing February 8, 2010, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 96-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us (with certain adjustments to reflect the difference, if any, between the actual and projected amounts of the payments on the notes), which will likely differ from the amounts you receive in a taxable year. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  We have determined that the “comparable yield” is an annual rate of 4.62%, compounded quarterly. To obtain the projected payment schedule, contact a Certified Financial Analyst at the Global Securities Group Desk at 212-834-3723. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 96-II dated January 15, 2008.

  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — After the Initial Interest Periods (for which the rate of interest on the notes is a fixed rate equal to 7.50% per annum), the rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, which may result in returns that are less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the CMS Spread, the notes do not actually pay interest at either of the CMS Rates. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the CMS Rates.
  THE INTEREST RATE ON THE NOTES IS BASED ON AN ACCRUAL PROVISION LINKED TO THE CMS SPREAD, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — Although the maximum interest rate for any Interest Period following the Initial Interest Periods is equal to the Interest Factor of 7.50% per annum, for every day during any such Interest Period on which the applicable Accrual Provision is not satisfied, the Interest Rate for that Interest Period will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day. The amount of interest you accrue on the notes in any Interest Period may decrease even if the applicable CMS Rates increase. If the Accrual Provision is not satisfied for an entire Interest Period, the Interest Rate for such period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  IF THE NOTES ARE REDEEMED BY US, THE AGGREGATE AMOUNT OF INTEREST PAID TO YOU WILL BE LESS THAN THE AGGREGATE AMOUNT OF INTEREST PAYABLE OVER THE TERM OF THE NOTES IF HELD TO MATURITY — Commencing February 8, 2010, and on any other Redemption Date thereafter, the notes are subject to redemption by us, in whole or in part, as we may elect. If we redeem all or part of your notes, for the notes that are redeemed, you will receive the principal amount of such notes and, assuming you are the record holder of the notes at the close of business on the 15th calendar date prior to the applicable Redemption Date, accrued and unpaid interest to but excluding such Redemption Date. The aggregate amount of interest paid to you will be less than the aggregate amount of interest payable over the term of the notes if held to maturity. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. We may choose to redeem the notes early, for example, if the CMS Spread is equal to or greater than the CMS Strike sufficiently often to result in an amount of interest payable on the notes greater than that for instruments of a comparable maturity. If we redeem the notes early, your return may be less than the yield that the notes would have earned if they had been held to maturity and you may not be able to reinvest your funds at the same rate as provided by the notes.

JPMorgan Structured Investments — Range Accrual Notes Linked to the Spread Between the 30-Year and 10-Year U.S. Dollar Constant Maturity Swap Rates	PS-2
  THE CMS RATE MAY BE VOLATILE — The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally and the rates of U.S. Treasury securities specifically, including:
    sentiment regarding underlying strength in the U.S. and global economies;
    expectations regarding the level of price inflation;
    sentiment regarding credit quality in U.S. and global credit markets;
    central bank policy regarding interest rates; and
    performance of capital markets.
  Increases or decreases in the CMS Rates could result in the corresponding CMS Provision not being satisfied and thus in the reduction of interest payable on notes.
  WHETHER THE CMS PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — The amount of interest, if any, payable on the notes (other than interest payable with respect to the Initial Interest Periods) will depend on the a number of factors that can affect the CMS Spread, as well as the yield curve between the CMS Rates, including, but not limited to:
    changes in, or perceptions about, future CMS Rates;
    general economic conditions;
    prevailing interest rates; and
    policy of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.
  THE METHOD OF DETERMINING THE INTEREST RATE FOR ANY INTEREST PERIOD FOLLOWING THE INITIAL INTEREST PERIODS MAY NOT DIRECTLY CORRELATE WITH ACTUAL LEVELS OF THE APPLICABLE CMS RATE — The determination of the interest rate payable for any Interest Period following the Initial Interest Periods will be based, in part, on the CMS Spread, but it will not directly correlate with actual levels of the underlying CMS Rates. We will use the CMS Rates on each CMS Determination Date to determine the CMS Spread and whether the CMS Spread is equal to or greater than the CMS Strike on the applicable CMS Determination Date, which determines whether the CMS Provision is satisfied on such calendar day.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes,” below.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the CMS Rates and the resulting CMS Spread on any day of an Interest Period following the Initial Interest Periods, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the CMS Spread;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Range Accrual Notes Linked to the Spread Between the 30-Year and 10-Year U.S. Dollar Constant Maturity Swap Rates	PS-3

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods following the Initial Interest Periods. For purposes of the following examples, we have assumed that there are 90 days in the applicable Interest Period. The hypothetical CMS Spread and Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual CMS Spread or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The CMS Spread is greater than or equal to the CMS Strike on 70 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 70 calendar days, the Interest Rate for the Interest Period is 5.83%, calculated as follows:

7.50% x [ 70 / 90 ] = 5.83%

Example 2: The CMS Spread is greater than or equal to the CMS Strike on 50 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 50 calendar days, the Interest Rate for the Interest Period is 4.17%, calculated as follows:

7.50% x [ 50 / 90 ] = 4.17%

Example 3: The CMS Spread is less than the CMS Strike on each calendar day during the Interest Period. Because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00%.

Historical Information

The graph on the following page sets forth the daily historical 30-Year CMS Rate and 10-Year CMS Rate (and the CMS Spread) for the period from January 2, 2003 through January 24, 2008. The 30-Year CMS Rate on January 24, 2008 was 4.8320%. The 10-Year CMS Rate on January 24, 2008 was 4.2760%. The CMS Spread on January 24, 2008 was 0.5560%.

We obtained the CMS Rates used to construct the graphs below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the CMS Rates and the CMS Spread should not be taken as an indication of future performance, and no assurance can be given as to the CMS Rates or the CMS Spread on any of the CMS Determination Dates. We cannot give you assurance that the performance of the CMS Rates or the CMS Spread will result in any positive interest payments in any Interest Period following the Initial Interest Periods.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the eleventh business day following the pricing date of the notes (this settlement cycle being referred to as T+11). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the seven succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Range Accrual Notes Linked to the Spread Between the 30-Year and 10-Year U.S. Dollar Constant Maturity Swap Rates	PS-4